Exhibit 1

Westpac statement

7 July 2016

Standard and Poor’s Revises Australia’s Outlook to Negative with a similar impact on the outlook for the major Australian Banks’ ratings

Today Standard and Poor’s (S&P) affirmed Australia’s AAA/A-1+ ratings but revised the outlook on these ratings to “negative”.

In revising its outlook for Australia’s sovereign ratings, S&P highlighted the strengths of the economy:

“The sovereign credit ratings on Australia benefit from the country’s strong institutional settings, its wealthy and resilient economy, monetary policy flexibility, and low government debt.”

However it also pointed out:

“We are revising the rating outlook on Australia to negative from stable because we believe that without remedial action the government’s fiscal stance may no longer be compatible with the country’s high level of external indebtedness.”

As a result of the change in Australia’s sovereign rating outlook, the rating outlooks for the Australian major banks, including Westpac, have also been revised to “negative” from “stable”.

S&P has affirmed Westpac Banking Corporation’s current issuer credit rating of AA- long term and A-1+ short term but the outlook has been revised to “negative”. This action has impacted other rated Westpac subsidiaries, including Westpac New Zealand Limited. S&P affirmed the current issuer credit ratings of these subsidiaries but the outlook has been revised to “negative”.

The rating outlook for Westpac’s hybrid Tier 1 instruments and Tier 2 subordinated notes have not been impacted and remain unchanged.

Westpac Banking Corporation is rated Aa2 / Stable / P-1 by Moody’s Investors Service and AA- / Stable / A-1+ by Fitch Ratings.

Westpac Banking Corporation remains one of the highest rated banks in the world.

For further enquiries, please contact:

David Lording Westpac Media Relations		Andrew Bowden Westpac Investor Relations
Ph:	02 8219 8512	Ph:	02 8253 4008
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